[ING FUNDS LOGO]

May 12, 2009

VIA EDGAR

Mr. Jeffrey A. Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	ING Investors Trust (on behalf of ING Clarion Real Estate Portfolio)
File No. 811-05629

Dear Mr. Foor,

This letter responds to comments provided to Christopher C. Okoroegbe on May 5, 2009 in connection with a proxy that was filed on April 21, 2009 by ING Investors Trust (the “Registrant”) on behalf of ING Clarion Real Estate Portfolio (formerly, ING Van Kampen Real Estate Portfolio) (the “Portfolio”).  Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

1.               Comment: Explain why the proxy mentions only “trustees” of qualified plans on page 1 but “trustees or custodians” of such qualified plans on page 2.

Response:  The proxy has been revised to consistently refer to “trustees” of qualified plans.

2.               Comment: Page 8 - Confirm that the changes to the investment objective and strategies do not involve a change to the fundamental policies.

Response:  The changes to the investment objective and strategies do not involve a change to the fundamental policies.

3.               Comment: Page 11 - Explain the relevance of showing the composite performance when the investment objectives and strategies of the underlying accounts may not be similar to that of the Portfolio when managed pursuant to its former objective and strategies.

Response: The Registrant believes that this information is helpful to shareholders as they decide whether to approve the proposal because it shows the Portfolio’s performance under its previous investment strategies with the past performance of the investment strategies which it now implements.

4.               Comment: Page 11 - Are the investment objectives and strategies of the underlying accounts in the composite similar to the Portfolio’s former investment objective and strategies or its new investment objective and strategies?

Response: The proxy has been revised to clarify that the investment objectives and strategies of the underlying accounts in the composite are similar to the Portfolio’s new objective and strategies.

5.               Comment: Page 15 — Disclose that the adviser will retain more of the advisory fee as a result of the sub-adviser change. Also disclose the estimated dollar amount retained by the adviser.

Response:  The Registrant will provide this disclosure in the definitive proxy to be filed on or around May 12, 2009.

6.               Comment:  Page 15 — Clarify in a prominent part of the proxy that the advisory fee waiver is not guaranteed to continue indefinitely.

Response:  The Registrant will provide this disclosure in the definitive proxy to be filed on or around May 12, 2009.

7.               Comment:  Disclose that if the sub-advisory agreement is approved, the entire advisory fee would be retained by ING Groep N.V. and its affiliates.

Response:  The Registrant will provide this disclosure in the definitive proxy to be filed on or around May 12, 2009.

8.               Comment:  Page 17 (Factors considered by the board) — Address any conclusions the board reached in connection with the determination to pass on a portion of the savings to shareholders.

Response:  There were no additional conclusions beyond the disclosures provided in the proxy.

9.               Comment:  Page 17 — Provide any conclusions reached by the board with respect to the factors listed.

Response:  There were no additional conclusions beyond the disclosures provided in the proxy.

10.         Comment:  Page 19 — Since the separate accounts of insurance companies and qualified plans are the record owners of the shares of the Portfolio, clarify whether a “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  Please also clarify whether the Registrant imposes any requirement that a specific percentage of variable contract owners and qualified plan participants need to give instructions on how to vote their shares.

Response: A “quorum” is established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  The Registrant has a policy that requires a proxy statement to be mailed to shareholders at least 30 days prior to the date of the shareholders’ meeting to allow sufficient time for shareholder solicitation. However, the Registrant does not mandate any specific minimum percentage of variable contract owners and qualified plan participants who need to give instructions on how to vote their shares in order to approve proposals.

11.         Comment: Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,

/s/Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Jeffrey D. Puretz, Esq.
Dechert LLP

Attachment A

May 12, 2009

VIA EDGAR

Jeffrey A. Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey D. Puretz
Dechert LLP